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                                                                 EXHIBIT 5.1

CONTACT:  Eugene I. Davis
          (201) 428-2000


                                                           FOR IMMEDIATE RELEASE



              SPORT SUPPLY GROUP, INC. ANNOUNCES SALE OF REMAINING
                     DISCONTINUED GOLF BUSINESS.  PROCEEDS
                    TO BE USED TO SUBSTANTIALLY REDUCE DEBT



DALLAS, TEXAS, MARCH 31, 1997 -- Sport Supply Group, Inc. (NYSE-GYM) reported that it completed the sale of the remaining assets of its discontinued golf-related operations on March 28, 1997. The Company sold the assets to a group consisting of the current management of the golf division and certain outside investors. The proceeds from the sale were used to reduce the Company's senior indebtedness by approximately 45%.

       Geoffrey P. Jurick, the Company's Chairman of the Board and Chief Executive Officer, stated, "The sale of the Company's golf-related business will improve the Company's liquidity and allow management to refocus all of its time and attention on the Company's core business. I believe that the sale of the golf business will mark a significant turning point in the Company's future and should enable investors to better measure the Company's performance and progress in the coming fiscal periods."

SPORT SUPPLY GROUP, INC., a publicly-held company since 1991, is headquartered in Dallas, Texas and is considered the leading direct mail marketer of sporting goods and equipment to the institutional market. The Company serves primarily schools, colleges, universities, government agencies, camps and youth organizations. It markets its products through specifically targeted direct mail catalogs.